
Vlogmi

LeRoy Thorssen · 3rd

Co-Founder and COO at Vlogmi Corporation

Metro Manila, National Capital Region, Philippines ·

97 connections · Contact info

Vlogmi Corporation

Featured

So incredibly proud to be part of this movement.


Vlogmi
A Place To Be You

#thesocialdilemma is such an eye opening documentary. Vlogmi Corporation aims to...



Vlogmi's Fight Against Fake News: "The Social Dilemma" — Vlogmi
vlogmi.com • 3 min read

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Cop Qua
vlogr

5

Experience

Co-Founder and COO
Vlogmi Corporation
Jul 2016 – Present · 4 yrs 7 mos

Cocktail Bartender
The Watershed Hotel & Cohibar · Part-time
Jul 2017 – Feb 2018 · 8 mos
Sydney, New South Wales, Australia

Opening and closing bar, serving drinks, serving house cocktails as well as off-menu classic cocktails, recommending and prepping cigars, creating new cocktails, prepping cocktail ingredients (syrups, foams, purees, juices, etc.), stocking, customer inquiries.


Mixing Manhattans.jpg


Mixing Cocktails.jpg

Hostel Manager
European Bartender School · Contract
Aug 2017 – Jan 2018 · 6 mos
Sydney, New South Wales, Australia

Morning and evening cleaning (restrooms, showers, kitchen, etc.), responding to emails, handling of cash tin, checking in and out guests, general maintenance, regular correspondence with new and current suppliers, guest inquiries.

Bartender
GASTRO PASSADA COLLECTION LIMITED · Contract
Feb 2016 – Jun 2016 · 5 mos
London, England, United Kingdom

Opening and closing bar, serving drinks, stocking, customer inquiries, opening/closing till, taking orders, serving food, clearing tables, maintaining clean kitchen, seating.

Assistant Marketing Director

Flexifill Bulk Solutions Ltd. · Apprenticeship

Jan 2009 – Mar 2016 · 7 yrs 3 mos

Calgary, Alberta, Canada

Development of corporate website and marketing portfolio, visiting industrial client facilities

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